Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated January 12, 2016 to Prospectus dated December 19, 2014

Registration No. 333-201153

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

January 12, 2016

2016 Series A 3.15% Senior Notes Due 2026
Principal Amount:	$750,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	A2 (stable outlook)/ A- (negative outlook)/ A (stable outlook)

Trade Date:	January 12, 2016

Settlement Date (T+2)**:	January 14, 2016

Final Maturity Date:	January 15, 2026

Interest Payment Dates:	January 15 and July 15

First Interest Payment Date:	July 15, 2016

Make-Whole Call:	T+20 bps prior to October 15, 2025

Par Call:	On or after October 15, 2025

Treasury Benchmark:	2.250% due November 15, 2025

Benchmark Yield:	2.101%

Spread to Benchmark:	+105 bps

Reoffer Yield:	3.151%

Coupon:	3.15%

Price to Public:	99.991%

Proceeds to Company Before Expenses:	99.341%

CUSIP/ISIN:	927804 FU3/US927804FU35

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated January 12, 2016, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)
Goldman, Sachs & Co.	1-866-471-2526 (toll free)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll free)

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the second business day following the date of this final term sheet (this settlement cycle being referred to as “T+2”). Accordingly, purchasers will be expected to pay for their notes within two business days of the date of this final term sheet.